SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                             Kokopelli Capital Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                       N/A
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                      (CUSIP Number of Class of Securities)


                                  Alfred Reeves
                             America Advisors, Inc.
                          1000 SW 11th Avenue, No. E-7
                            Hallandale, Florida 33009
                                 (954) 258-7238
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 16, 2006
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             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: |_|

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

                                  SCHEDULE 13D
CUSIP No.  - N/A

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1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     America Advisors, Inc. (E.I.N. 13-3559004)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    5,000,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     5,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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


Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock ("Common Stock") of Kokopelli Capital Corp, a Florida corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Company are located at 1000 SW 11th Avenue, No. E-7, Hallandale, Florida 33009.

Item 2. Identity and Background.

      This statement is filed on behalf of America Advisors, Inc., a Delaware corporation. The address of the principal business and principal office of America Advisors, Inc. is 1000 SW 11th Avenue, No. E-7, Hallandale, Florida 33009. America Advisors, Inc. is a securities compliance consulting firm.

      The name, business address, citizenship and present principal occupation of the sole officer, director and shareholder of America Advisors, Inc. are the following. Such person is Alfred Reeves and his business address is 1000 SW 11th Avenue, No. E-7, Hallandale, Florida 33009. Mr. Reeves is a citizen of the United States. The principal occupation of Mr. Reeves is serving as a securities compliance consultant with America Advisors, Inc.

      During the last five years, neither America Advisors, Inc. nor Mr. Reeves has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 16, 2006, America Advisors, Inc. entered into a Stock Purchase Agreement (the "Purchase Agreement") with the Company and Talles Family Holdings for the sale of all of the shares of capital stock of the Company held by Talles Family Holdings to America Advisors, Inc. for a cash payment of $25,000. The source of the cash payment made by America Advisors, Inc. was working capital from America Advisors, Inc. The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is incorporated by reference to Exhibit 1 hereto.

Item 4. Purpose of Transaction.

      The purpose of the Purchase Agreement was to effect a change of control of the Company, which resulted in America Advisors, Inc. becoming the sole owner of all of the outstanding capital stock of the Company and Mr. Reeves becoming the sole officer and director of the Company. The Company will continue with its strategy to seek to effectuate a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating or development stage business, which desires to utilize the Company's status as a reporting corporation under the Exchange Act.

      Neither America Advisors, Inc. nor Alfred Reeves has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above (although America Advisors, Inc. reserves the right to develop such plans).

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


Item 5. Interest in Securities of the Issuer.

      (a) and (b). As of June 16, 2006, 5,000,000 issued and outstanding shares of Common Stock of the Company were issued to America Advisors, Inc., and represent all of the issued and outstanding shares of Common Stock of the Company. All of the shares of Common Stock of the Company are beneficially owned by Mr. Reeves, who is the sole officer and director of the Company. Mr. Reeves had sole voting and investment control of America Advisors, Inc. and, as a result thereof, the ability to vote all of the shares of Common Stock of the Company.

      (c). Neither America Advisors, Inc. nor Mr. Reeves has effected any transaction in the Common Stock of the Company during the past 60 days.

      (d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.



EXHIBIT     DESCRIPTION
-------     -----------

1 Stock Purchase Agreement dated as of June 16, 2006, by and among Kokopelli Capital Corp., Talles Family Holdings and America Advisors, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Kokopelli Capital Corp. filed on June 22, 2006).


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



                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2006


                                                AMERICA ADVISORS, INC.

                                                By:  /s/ America Advisors, Inc.
                                                -------------------------------
                                                Name:  Alfred Reeves
                                                Title: President







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